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                                                                       EXHIBIT 2


                         Furniture Brands International
                               101 S. Hanley Road
                           St. Louis, Missouri 63105


                                August 12, 1998

To Our Shareholders:

         On July 30, 1998, your Board of Directors adopted a Shareholder Rights Plan designed to provide our shareholders with assurance that they will benefit from the long term prospects and increases in value of the Company. The Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of the Company's Common Stock to holders of record as of the close of business on August 12, 1998.

         Each Right will entitle you, under certain conditions, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. Although you are the owner of the Right as of August 12, 1998, under the terms of the Plan no certificate evidencing the Right will be issued to you at this time. At the present time, the summary description referred to in the immediately succeeding paragraph of this letter, and a legend appearing on the backs of Common Stock certificates issued after August 12, 1998, are the only evidence you will receive or require with respect to your ownership of the Rights.

         This letter describes the Board's reasons for issuing the Rights. In addition, we are enclosing a Summary description which outlines the principal features of the new Plan, and we urge you to read it carefully.

         Over 1,800 U.S. and Canadian publicly-held companies currently have similar plans. The Board considers the Plan to be an appropriate means to protect your equity investment in the Company and the full value of that investment.

         The Plan is designed to protect shareholders against abusive takeover tactics. We believe that such tactics can unfairly deprive shareholders of their opportunity to profit from the long term potential of the Company, and can pressure shareholders to act hastily by threatening to squeeze them out of their investments at less than fair value.

         The Board was aware when it approved the Rights Plan that some people have advanced arguments that such plans deter legitimate acquisition proposals. The Board carefully considered those views and concluded that such arguments are speculative and unconvincing and certainly do not justify leaving shareholders with less effective protection against unfair treatment by an acquirer who, after all, would be seeking to further its own interests, and not yours.



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August 12, 1998
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         It must be emphasized that the Shareholder Rights Plan is not intended to prevent a tender offer or other acquisition proposal for the Company which is fair and equitable to all shareholders. The Rights should not affect any prospective offeror who is willing to negotiate with your Board of Directors and to make an offer for all of the Company's stock at a full and fair price. Furthermore, the Plan will not in any way prevent an individual shareholder from exercising his or her right to vote for a change in the management or operation of the Company.

         The distribution of the Rights is not taxable to you or to the Company and does not in any way weaken the financial strength of the Company or interfere with its business plans. If the Rights should become exercisable, shareholders, depending upon the particular circumstances then applicable, may realize taxable income at that time. The Rights are not dilutive and will not affect reported earnings per share, nor will the Rights affect the manner in which you may presently buy or sell the Company's shares.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available free of charge from either the Company or the Rights Agent, the Bank of New York.

         In conclusion, your Board believes that the Shareholder Rights plan represent a sound and reasonable means of providing shareholders protection against takeovers that do not provide fair value. Your Board and management are enthusiastic about the potential for your Company and are committed to serving the best interests of its shareholders. Accordingly, we take great satisfaction in providing these new Rights to you in order to preserve for you the long-term value of your investment in the Company.

                                                     Very truly yours,


                                                     W.G. Holliman